EXHIBIT 10.1

Corporate Offices
PO Box 990
Minneapolis, MN  55440
(952) 828-4000

Mr. Bruce H. Besanko
191 Farmington Road

Longmeadow, MA  01106

Dear Bruce:

We are pleased to outline the terms of your employment in the position of Executive Vice President and Chief Financial Officer of SUPERVALU INC (the “Company”) beginning August 7, 2013 (the “Commencement Date”).  We look forward to benefiting from your experience, knowledge, and leadership in your new role with the Company.

The specific terms of your employment are as follows:

TERM:  This letter agreement shall have a three-year term, beginning on the Commencement Date and ending on the third anniversary of the Commencement Date, unless terminated earlier by either party at any time and for any reason (the “Term”).  The Term is subject to extension only by a mutual, written, signed agreement by you and the Company.

POSITIONS AND DUTIES:  While you are employed during the Term, you will (i) serve in the position of Executive Vice President and Chief Financial Officer of the Company, (ii) have authority, duties and responsibilities that are commensurate with such positions and as are customarily exercised by a person holding such positions in an organization of a similar size and nature to the Company, (iii) be based in Eden Prairie, Minnesota, and (iv) report directly to the President and Chief Executive Officer.

SALARY:  You will earn a base salary while you are employed by the Company during the Term at an annualized rate of no less than $675,000 (subject to applicable taxes and withholdings) (“Base Salary”), which will be paid in substantially equal installments in accordance with the Company’s payroll policies.  Your Base Salary may be increased by the Leadership Development & Compensation Committee of the Company’s Board of Directors (the “Committee”) and, once increased, may not be decreased during the Term.

CASH BONUS:  You will have the opportunity to earn a cash bonus for each fiscal year of the Company that you are employed by the Company during the Term, with a minimum of zero, a target of 100% of your Base Salary and a maximum of 200% of your Base Salary, to be paid not later than 2-1/2 months following the end of such fiscal year.  The cash bonus for the Company’s fiscal year ending February 22, 2014 (“FY 2014”) is comprised of two separate bonus plans:  (1) a plan for the first two quarters of the Company’s fiscal year (the “first-half plan”), and (2) a plan for the second two quarters of the Company’s fiscal year (the “second-half plan”).  The target and maximum bonus payouts for each half-year performance period in FY 2014 are equal to half of your annual target and maximum bonus payout amounts.  You will be eligible to receive a prorated bonus under the first-half plan based on the number of days between the Commencement Date and the last day of the second quarter (September 7, 2013).  You will also be eligible to participate in the second-half bonus plan.  The cash bonus for each fiscal year (or other applicable performance period) shall be based on the attainment of performance goals proposed by the Company’s management to, and subject to the final approval of, the Committee and shall be calculated using linear interpolation based upon the applicable payout curve for performance levels attained between the minimum and maximum goals.

LONG-TERM INCENTIVE AWARD:  Each fiscal year of the Company that you are employed during the Term, you will be eligible to receive a long-term incentive award and the target value of such long-term incentive award will be $1,000,000. (1) As soon as practicable on or following the Commencement Date, the Company will grant your long-term incentive award for FY 2014 in the form of stock options (the amount of which will be prorated based on the Commencement Date), with the grant date fair value and other terms and conditions as determined by the Committee.  For fiscal years following FY 2014 that you are employed during the Term, the Company will grant you a long-term incentive award in a combination of stock options and/or performance shares, or such other award(s) as determined by the Committee.  Such long-term incentive award will be made at the same time and on the same terms as long-term incentive awards are granted to similarly-situated executives of the Company if you remain employed with the Company on such grant date, with the grant date fair value, allocation between different forms of awards, performance metrics and other terms and conditions to be determined by the Committee..

SIGNING BONUS:  You will be paid a cash signing bonus of $1,500,000, and $1,000,000 of such signing bonus will be paid within thirty days following the Commencement Date and the remaining $500,000 will be paid at the six-month anniversary of the Commencement Date.  This signing bonus is subject to all applicable taxes and withholdings, and the net after-tax amount of each installment is subject to prorated repayment based on the Commencement Date should you voluntarily leave the Company within two years of the Commencement Date.

EQUITY INDUCEMENT GRANT:  As soon as practicable on or following the Commencement Date and as an inducement to commence employment with the Company, the Company will grant the following stock-based awards to you which are intended together to be an inducement grant in reliance on the employment inducement award exemption under the New York Stock Exchange’s Listed Company Manual Rule 303A.08:

(1)                                 You will be granted stock options to acquire 225,000 shares of Company common stock (the “Inducement Stock Options”) pursuant to the same terms and

(1)  Note; the $1million F14 LTI grant will be prorated based on start date and converted to a grant of stock options using the Black Scholes formula approved by the Compensation Committee and Board.

conditions under the Company’s 2012 Stock Plan (the “2012 Plan”) with an exercise price equal to the closing price of a share of Company common stock on the New York Stock Exchange on the grant date.  The Inducement Stock Options shall have the same terms and conditions as stock options generally granted during FY 2014 to other executives of the Company under the 2012 Plan.  The Inducement Stock Options shall vest in three equal annual installments on each anniversary of the grant date, in each case subject to your continued employment through the applicable vesting date. You will be granted 225,000 restricted stock shares of Company common stock (the “Inducement Restricted Stock”) pursuant to the same terms and conditions under the 2012 Plan.  The Inducement Restricted Stock shall vest in three equal annual installments on each anniversary of the grant date, in each case subject to your continued employment through the applicable vesting date.

STOCK OWNERSHIP & RETENTION PROGRAM:  You acknowledge and agree that you are subject to the Company’s Executive Stock Ownership and Retention Program, as in effect from time to time.

BENEFITS:  In addition to your compensation described in the preceding paragraphs, you will be able to participate in all of the Company’s comprehensive benefits programs as are provided to similarly-situated employees of the Company.  These programs are summarized in a document that you will receive from the Company.

REIMBURSEMENT OF EXPENSES:  The Company will pay or reimburse you for all reasonable travel and other business related expenses incurred by you in performing your duties as Executive Vice President and Chief Financial Officer in accordance with the Company’s policies and procedures as in effect from time to time; provided, however that the Company will not reimburse you for living expenses incurred by you in Minnesota or elsewhere except as provided for under the Company’s Tier 1 Relocation Program and as described below in the “Relocation” section of this letter agreement.

PAID TIME OFF:  The Company has a Paid Time Off (PTO) policy that provides a bank of paid time for needs such as vacation, personal illness, family needs, etc.  You will be eligible for 24 days of PTO annually, which will be prorated during your first year of employment from the Commencement Date.

EXECUTIVE DEFERRED COMPENSATION PLAN:  You will be eligible to participate in the Company’s Executive Nonqualified Deferred Compensation Plan which provides pretax deferrals of your Base Salary, as well as tax deferred growth and credited interest.  Enrollment in this plan occurs in December of each year.

SEVERANCE:  The Company maintains an Executive & Officer Severance Pay Plan (“E&O Plan”) and should your employment be terminated (other than under circumstances entitling you to severance benefits under your Change of Control Agreement, described below) your eligibility for severance will be determined under the terms of the E&O Plan, as in effect at the time of such termination of employment; provided, however, for a period of eighteen (18) months following the Commencement Date, you will remain eligible to receive severance benefits at the same level and under the same terms and conditions as provided under the E&O Plan in effect as of the effective date of this agreement evidenced by your signature and date below and/or that would apply to other similarly situated executives .  Following this eighteen-month period, your eligibility to receive severance benefits, and the applicable level of severance benefits, will be as provided at the same level as similarly-situated executives of the Company under the E&O Plan (or such other applicable severance plan, if any, or Change of Control Agreement) in effect at the time of your termination of employment.

In addition, you will be provided with a Change of Control Agreement, with terms consistent with Change of Control Agreements of other senior executives of the Company, which will become effective as of the Commencement Date.  In the event that you become entitled to severance payments or benefits under the E&O Plan or the Change of Control Agreement, as applicable, such payments and benefits will be your sole and exclusive severance payments and benefits (unless an employee benefit plan or applicable law provides otherwise) and you will not be entitled to any other severance payments or benefits from the Company, including, without limitation, continued base salary or bonus entitlements pursuant to this letter agreement. For the avoidance of doubt, in any event if your employment ends prior to the expiration of the Term, you will not be eligible for: 1) continuation of your Base Salary; or 2) bonus; or 3) an additional grant of a long term incentive award for the remainder of the Term.  The foregoing sentence will not reduce or eliminate any rights or benefits you are otherwise eligible for under the E&O Plan (or the 18 mos. severance benefit level described above) or Change of Control Agreement.

MISCELLANEOUS:  Your employment with the Company will be “at will.”  “At-will” means that either you or the Company are each free to terminate the employment relationship at any time, for any reason.  This letter agreement does not change the nature of your “at-will” employment and does not guarantee employment for any specific period of time.  Your status as an “at-will” employee cannot be modified except by written agreement signed by the Company’s Chief Executive Officer.  Your employment is conditional upon your successful completion of the required drug screen and/or background check and your failure to successfully complete the foregoing shall result in this letter agreement being void ab initio and of no force or effect.

NON-COMPETE, NON-SOLICITATION, CONFIDENTIALITY AND MANDATORY ARBITRATION:  By accepting this offer, you agree to the Confidentiality, Non-Compete, and Non-Solicitation provisions contained in the “Terms and Conditions of Employment” attached as Exhibit A, and that are incorporated herein by reference.  You also agree that any and all employment disputes occurring during or after your employment with the Company are subject to mandatory arbitration as set forth in the “Terms and Conditions of Employment”.

LEGAL FEES:  Upon presentation of appropriate documentation, the Company will pay your reasonable counsel fees incurred in connection with the negotiation and documentation of this letter agreement up to a maximum of $50,000 in the aggregate.

RELOCATION:  You will be eligible for relocation to the greater Minneapolis, Minnesota metropolitan area under the Company’s Tier 1 Relocation Program.  In addition, you will be provided the following exceptions to the Tier 1 Relocation Program: 1) additional expenses up to $25,000 to move Illinois apartment, and pay remaining apartment lease payments, and 2) relocation of your primary residence located in Massachusetts may be completed up to 24 months from the Commencement Date (or at a later time, if approved by the Company).

INDEMNIFICATION AND INSURANCE:  The Company will maintain you as an insured party on all directors’ and officers’ insurance maintained by it for the benefit of directors and officers, and indemnify you to the same extent as other similarly-situated employees of the Company.  The Company’s insurance and indemnification programs are summarized in a document that you will receive from the Company.

ENTIRE AGREEMENT:  This letter agreement is intended to be the entire agreement between the Company and you with respect to the matters described herein.  No waiver or modification shall be valid unless made in writing, signed by both you and the Chief Executive Officer of the Company.

ASSIGNMENT; SUCCESSORS:  This letter agreement shall inure to the benefit of and be binding upon the Company and its successors.

SECTION 409A.  The Company and you intend that the payments and benefits provided for in this letter agreement either be exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations thereunder, or be provided in a manner that complies with Section 409A of the Code, and any ambiguity herein shall be interpreted so as to be consistent with the intent of this paragraph.  Notwithstanding anything contained herein to the contrary, all payments and benefits paid on account of your termination of employment shall be paid or provided only at the time of a termination of your employment that constitutes a “separation from service” from the Company within the meaning of Section 409A of the Code and the regulations and guidance promulgated thereunder (determined after applying the presumptions set forth in Treas. Reg. Section 1.409A-1(h)(1)).  Further, if at the time of your termination of employment with the Company, you are a “specified employee” as defined in Section 409A of the Code as determined by the Company in accordance with Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax or interest on account of Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in payments or benefits ultimately paid or provided to you) until the date that is at least six (6) months following your termination of employment with the Company (or the earliest date permitted under Section 409A of the Code), whereupon the Company will pay you a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to you under this letter agreement during the period in which such payments or benefits were deferred.  For purposes of the limitations on non-qualified deferred compensation under Section 409A of the Code, each payment of compensation under this letter agreement shall be treated as a separate payment of compensation for purposes of applying the exclusion under Section 409A of the Code for certain short-term deferral amounts.  In no event may you, directly or indirectly, designate the calendar year of any payment under this letter agreement.

Notwithstanding anything to the contrary in this letter agreement, in-kind benefits and reimbursements provided under this letter agreement during any calendar year shall not affect in-kind benefits or reimbursements to be provided in any other calendar year, other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code, and are not subject to liquidation or exchange for another benefit.  Notwithstanding anything to the contrary in this letter agreement, reimbursement requests must be timely submitted by you and, if timely submitted, reimbursement payments shall be promptly made to you following such submission, but in no event later than December 31st of the calendar year following the calendar year in which the expense was incurred.  In no event shall you be entitled to any reimbursement payments after December 31st of the calendar year following the calendar year in which the expense was incurred.  This paragraph shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to you.

Additionally, in the event that following the date hereof the Company or you reasonably determines that any compensation or benefits payable under this letter agreement may be subject to Section 409A of the Code, the Company and you shall work together to adopt such amendments to this letter agreement or adopt other policies or procedures (including amendments, policies and procedures with retroactive effect), or take any other commercially reasonable actions necessary or appropriate to (x) exempt the compensation and benefits payable under this letter agreement from Section 409A of the Code and/or preserve the intended tax treatment of the compensation and benefits provided with respect to this letter agreement or (y) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance; provided that neither the Company nor any of its employees or representatives shall have any liability to you with respect to tax penalties, accelerated taxation or interest on account of Section 409A of the Code.

CONTROLLING LAW:  This letter agreement shall in all respects be interpreted, enforced and governed by the laws of the State of Minnesota.

SEVERABILITY:  You agree that the terms of this letter agreement are severable, and if any provision of this letter agreement is found to be void and unenforceable by a court, that judgment will not affect, impair or invalidate the remainder of this letter agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing accurately expresses our mutual understanding, please execute the enclosed copies of this letter in the space provided below, and return them to the undersigned.

Sincerely,

/s/ Michele Murphy	Dated: July 23, 2013
Michele Murphy
Executive Vice President,
Human Resources and Corporate Communications
SUPERVALU, INC.

AGREED AND ACCEPTED:

/s/ Bruce H. Besanko	Dated: July 23, 2013
Bruce H. Besanko

Not accepted until signed and dated by Bruce Besanko.

EXHIBIT “A”

TERMS AND CONDITIONS OF EMPLOYMENT

The following are confidentiality, noncompete, nonsolicitation and mandatory arbitration agreements referenced in the attached offer letter.  By accepting this offer of employment, you agree to these terms and conditions.  As they concern important legal rights, you are urged to read carefully, and consult counsel, if necessary, to ensure you understand these provisions.

As used below, “You” refers to the individual to whom this offer of employment is being extended.  “Company” refers to SUPERVALU INC., and all of its subsidiaries, affiliates, and related companies.

You affirm, agree and understand that the offer letter, as attached, includes the following provisions, and that by accepting the Company’s offer of employment, You agree to abide by, and be bound by, the following:

1.                                      Confidentiality.  You acknowledge that, in the course of your employment with the Company, You will have access to Confidential Information that was obtained or developed by the Company at great expense and that is zealously guarded from unauthorized disclosure.  Your access to and possession of this Information will be due solely to your employment with the Company.  You agree You will not, at any time during or following termination of employment for any reason, disclose, use, or otherwise make available to any third party, any Confidential Information relating to the Company’s business, products, services, customers, vendors, or suppliers; trade secrets, data, specifications, techniques; long and short term plans, existing and prospective client, vendor, supplier, and employee lists, contacts, and information; financial, personnel, and information system information and applications; and any other information concerning the business of the Company which is not disclosed to the general public or known in the industry, except with the express written consent of the Company.  All Confidential Information, including all copies, notes regarding, and replications of such Confidential Information will remain the sole property of the Company, as applicable, and must be returned to the Company immediately upon your termination from the Company.

2.                                      Non-Solicitation of Customers, Vendors, or Suppliers.  You specifically acknowledge that the Confidential Information described above includes confidential data pertaining to existing and prospective customers, vendors, and suppliers of the Company; that such data is a valuable and unique asset of the business of the Company, and that the success or failure of their businesses depends upon their ability to establish and maintain close and continuing personal contacts and working relationships with such existing and prospective customers, vendors, and suppliers and to develop proposals which are specific to such existing and prospective customers, vendors and suppliers.  Therefore, You agree that for twelve (12) months following the date of your termination from the Company, You will not (except on behalf of the Company, or with the Company’s express written consent) solicit, approach, contact or attempt to solicit, approach, or contact, either directly or indirectly, on your own behalf or on behalf of any other person or entity, any existing or prospective customers, vendors, or suppliers of the Company with whom You had contact or about whom You gained Confidential Information during Your employment with the Company for the purpose of obtaining business or engaging in any commercial relationship that would be competitive with the “Business of the Company” (as defined below) or cause such customer, supplier, or vendor to materially change or terminate its business or commercial relationship with the Company.  This provision is in addition to, and not in lieu of, similar provisions in any other agreement(s) between You and the Company.

3.                                      Non-Solicitation of Employees.  You specifically acknowledge that the Confidential Information described above also includes confidential data pertaining to Employees and agents of the Company, and You further agree that for twelve (12) months following your termination of employment, You will not, directly or indirectly, on your own behalf or on behalf of any other person or entity, solicit, contact, approach, encourage, induce or attempt to solicit, contact, approach, encourage, or induce any of the employees or agents of the Company to terminate their employment or agency with the Company.

4.                                      Non-Competition.  You covenant and agree that for twelve (12) months following your termination of employment, You will not, in any geographic market in which You worked on behalf of the Company, or for which You had any sales, marketing, operational, logistical, or other management or oversight responsibility, engage in or carry on, directly or indirectly, as an owner, employee, agent, associate, consultant, partner, or in any other capacity, a business competitive with the Business of the Company.

a.                                      The “Business of the Company” shall mean any business or activity involved in grocery, general merchandise retailing, hard discount grocery retailing, pharmacy retailing, and supply chain logistics, including but not limited to grocery distribution, business-to-business portal, retail support services, and third-party logistics, of the type provided by the Company, or presented in concept to You by the Company at any time during your employment with the Company.

b.                                      To “engage or carry on” shall mean to have ownership in such business (excluding ownership of up to 1% of the outstanding shares of a publicly-traded company) or to consult, work in, direct, or have responsibility for any area of such business, including but not limited to operations, logistics, sales, marketing, finance, recruiting, sourcing, purchasing, information technology, or customer service.

5.                                      Mandatory Arbitration.  You covenant and agree that any controversy or claim arising out of or relating to your employment relationship with the Company or the termination of that relationship must be submitted for final and binding resolution by a private and impartial arbitration, under the Employment Dispute Resolution rules of the American Arbitration Association.  This includes, but is not limited to, any claim that could be asserted in court or before an administrative agency or claims for which You have an alleged cause of action, including without limitation claims for breach of any contract or covenant (express or implied); tort claims; claims for discrimination, harassment or retaliation under local, state or federal statutes; claims for wrongful discharge; claims for violations of the Family and Medical Leave Act or any other local, state, federal or other governmental law, statute, regulation, and whether based on statute or common law.  This includes claims against the Company, any of its affiliated or subsidiary entities, or its individual officers, directors, or employees.

This does not include the following claims:

a.                                      Claims for workers compensation or unemployment benefits;

b.                                      Claims under the National Labor Relations Act, as amended;

c.                                       Claims based on current or future employee benefit and/or welfare plans that contain a dispute resolution procedure therein; or

d.                                      Claims by the Company for injunctive or other equitable relief based on your alleged breach of covenants under this Exhibit A.

The burden of proof at arbitration shall be on the party seeking relief.  Each party shall bear its own costs and attorneys fees. In reaching a decision, the arbitrator shall apply the governing substantive law applicable to the claims, causes of action and defenses asserted by the parties.  The arbitrator shall have the power to award all remedies that could be awarded by a court or administrative agency in accordance with the governing and applicable substantive law.

However, you agree that in the event that your employment with the Company is terminated for Cause (as defined in the E&O Severance Pay Plan in effect at the time of any termination), that such termination will be determined by the Company in its sole discretion in a manner consistent with the terms of the Company’s E&O Severance Pay Plan and such decision will be final and binding as approved by the Company’s Board of Directors.

You also agree that the arbitration procedure described herein does not alter your status as an “at-will” employee, meaning both you and the Company have the right to terminate employment at any time and for any reason.

6.                                      Governing Law.  You agree that the internal law, and not the law of conflicts, of the State of Minnesota, shall govern all questions concerning the validity, construction and effect of this Agreement.